UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    17   )*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

__________________________________
1     See Item 5 below.

CUSIP No. 269246104	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

__________________________________
2     See Item 5 below.

CUSIP No. 269246104	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[3]
14	TYPE OF REPORTING PERSON IN, HC

__________________________________
3     See Item 5 below.

CUSIP No. 269246104	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[4]
14	TYPE OF REPORTING PERSON CO

__________________________________
4     See Item 5 below.

CUSIP No. 269246104	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

__________________________________
5     See Item 5 below.

CUSIP No. 269246104	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[6]
14	TYPE OF REPORTING PERSON CO

__________________________________
6     See Item 5 below.

CUSIP No. 269246104	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[7]
14	TYPE OF REPORTING PERSON OO, HC

__________________________________
7     See Item 5 below.

CUSIP No. 269246104	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Wingate Capital Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[8]
14	TYPE OF REPORTING PERSON CO

__________________________________
8     See Item 5 below.

CUSIP No. 269246104	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[9]
14	TYPE OF REPORTING PERSON PN, HC

__________________________________
9     See Item 5 below.

CUSIP No. 269246104	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[10]
14	TYPE OF REPORTING PERSON PN, HC

__________________________________
10     See Item 5 below.

CUSIP No. 269246104	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,179,512 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.		☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9 percent[11]
14	TYPE OF REPORTING PERSON OO, HC

__________________________________
11     See Item 5 below.

CUSIP No. 269246104	Page 13 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 17 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Securities LLC (f/k/a Citadel Derivatives Group LLC ("CDG")), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd. ("Wingate"), and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D filed on May 14, 2008 ("Amendment No. 7"), Amendment No. 8 to Schedule 13D filed on May 27, 2008 ("Amendment No. 8"), Amendment No. 9 to Schedule 13D filed on June 10, 2009 ("Amendment No. 9"), Amendment No. 10 to Schedule 13D filed on June 22, 2009 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 13, 2009 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on August 21, 2009 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed on August 31, 2009 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed on September 17, 2009 (“Amendment No. 14”), Amendment No. 15 to Schedule 13D filed on September 24, 2009 (“Amendment No. 15”) and Amendment No. 16 to Schedule 13D filed on September 30, 2009 (“Amendment No. 16” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II"). Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by adding the following as the last sentence at the end of the fifteenth paragraph:  “On October 1 and 2, 2009, the Reporting Persons tendered $26,303,000 face amount of the Class A Debentures for conversion into 25,438,103 shares of Common Stock.  Following these conversions and the sales listed in Item 5(c), the Reporting Persons will hold a total of approximately $886,944,000 face amount of the Class A Debentures and approximately 166,162,245 shares of Common Stock.”

Item 3 of the Prior Filing is further amended by deleting the reference to “2008” in the second to last and third to last sentences of the fifteenth paragraph and replacing those two references with “2009”.

CUSIP No. 269246104	Page 14 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)	Number of shares: 178,179,512 shares
Percentage of shares: 9.9%[12]

(b)	Sole power to vote or direct the vote:	0
	Shared power to vote or direct the vote:	178,179,512 shares
	Sole power to dispose or to direct the disposition:	0
	Shared power to dispose or direct the disposition:	178,179,512 shares

(c)
The table attached hereto as Exhibit 99.35 sets forth a summary of the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer since the date of Amendment No. 16. Other than the conversion transactions, all of the sale transactions were open market transactions.

(d)	No change.

(e)	No change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.35	Transaction Listing Required by Item 5(c)

__________________________________
12      The percentages reported in this Amendment No. 17 are based upon 1,787,790,181 shares of Common Stock outstanding as of October 2, 2009 (the sum of (a) 1,116,822,680 shares of Common Stock outstanding as of August 25, 2009, plus (b) the issuance of approximately 452,707,871 additional shares of Common Stock upon the conversion of certain Debentures, plus (c) the issuance of 80,226,756 shares pursuant to a public offering by E*TRADE, each as reported to the Reporting Persons by the Issuer on September 23, 2009, plus (d) the 138,032,874 shares of Common Stock issued upon the conversion of Debentures held by CEF as of the filing date for Amendment No. 17); the percentages reported herein also take account of the shares of Common Stock into which the Debentures owned by CEF are presently convertible (subject to the limitations stated in the indenture), as described below. The Reporting Persons own 166,162,245 shares of Common Stock of the Issuer (not counting shares issuable upon conversion of the Debentures) and approximately $886,944,000 face amount of the Class A Debentures.  The Class A Debentures are convertible into Common Stock of the Issuer at the price of $1.034 per share subject to certain limitations upon such conversion.  Pursuant to section 12.01(b)(i) of the indenture for the Debentures, no holder may convert Debentures to the extent that such conversion would cause such holder to “beneficially own, as defined in Rule 13d−3 of the Exchange Act, in excess of 9.9% of the Common Stock outstanding immediately after giving effect to such conversion.”  In light of the number of shares of Common Stock outstanding and the number of shares of Common Stock owned by the Reporting Persons, the Debentures held by CEF are presently convertible into 12,002,867 shares of Common Stock.

CUSIP No. 269246104	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of this 2nd day of October, 2009

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL EQUITY FUND LTD.

By:  Citadel Advisors LLC,
its Portfolio Manager

By:  Citadel Holdings II LP,
its managing member

By:  Citadel Investment Group II, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact[13]
CITADEL SECURITIES LLC

By:  Citadel Advisors LLC,
its Managing Member

By:  Citadel Holdings II LP,
its managing member

By:  Citadel Investment Group II, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Advisors LLC,
its Portfolio Manager

By:  Citadel Holdings II LP,
its managing member

By:  Citadel Investment Group II, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory

__________________________________
13      John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 16 of 16 Pages

CITADEL ADVISORS LLC By: Citadel Holdings II LP, its managing member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
WINGATE CAPITAL LTD.

By:  Citadel Advisors LLC,
its Portfolio Manager

By:  Citadel Holdings II LP,
its managing member

By:  Citadel Investment Group II, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory